August 11, 2009

United States Securities and Exchange Commission

Attn: Stephen G. Krikorian

Attn: Tamara Tangen

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:   OCCAM NETWORKS, INC.

FORMS 8-K Filed on February 26, 2009 and May 6, 2009 (the “Forms 8-K”)

FILE No. 001-33069

Dear Mr. Krikorian and Miss Tangen,

On behalf of Occam Networks, Inc. (“Occam” or the “Company”), we submit this letter in response to your Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) received by letter dated May 8, 2009 and June 9, 2009, regarding the Company’s above referenced filings.

The Company is filing this letter via EDGAR, and for the convenience of the  Staff, is providing the Staff with courtesy hard copies via overnight courier.

Forms 8-K Filed on February 26, 2009 and May 6, 2009

Staff’s Comment 6 from letter dated May 8, 2009:

6. We believe the non-GAAP operating statements appearing in the press releases furnished in your Forms 8-K filed on February 26, 2009 and May 6, 2009 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under another comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure”. Please remove that presentation or explain to us why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

Staff’s Comment 7 from letter dated June 9, 2009:

7. We have reviewed your response to prior comment 6 and to your proposed changes concerning the presentation of a non-GAAP operating statement in a columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s been presented. Consequently, we believe that it should be excluded from future filings. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

In response to the Staff’s comments above we have revised our non-GAAP presentation in our recent filing of the Form 8-K dated August 6th, 2009, to include only individual non-GAAP measures, which we believe complies with Item 10(e)(1)(i) of Regulation S-K.

If you have any questions regarding our response, you may contact me at (510) 360-3739 or Don DePascal, Vice President and Corporate Controller at (510) 360-3759.

Very truly yours,

/s/ Jeanne Seeley
Jeanne Seeley
Senior Vice President and Chief Financial Officer